Mail Stop 03-05

								June 13, 2005


Mr. Edward Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112

Re:	Acco World Corporation
      Registration Statement on Form S-4
	Filed on 5/13/05
	File No. 333-124946

Dear Mr. Smith

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note this filing contains an Information Statement in regards to the spin-off. Please refer to Staff Legal Bulletin No. 4, Division of
Corporation Finance, which is available on our website
(www.sec.gov).
Please advise us how you are meeting the condition that the parent must provide adequate information to its shareholders and the trading markets and not have to register the spin-off. Address how are you meeting the requirement that the subsidiary register the spun-off securities under the Exchange Act. Refer to Question 4 and subpart
4.B.3. in Staff Legal Bulletin No. 4.

2. Please advise us on what authority you are relying to file your information statement regarding the spin-off in the Form S-4 relating to the merger. Refer to Instructions to Form S-4.

3. Please advise us why the current Fortune Brands shareholders or the future ACCO Brands shareholders (following the spin-off) do not get to vote on the merger.

Cover page

4. Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

Front and inside cover

5. On the inside front cover, please provide the information required by Item 2(1) and (2) of Part I of Form S-4.

Letter to Stockholders of GBC

6. Please revise to clarify here and throughout what you mean by the merger is "practically assured."

Cover Letter to Stockholders of Fortune Brands

7. Because this filing is serving as an Information Statement in regards to the spin-off, it appears to us that the cover letter should make that clear. Please revise.

8. Please provide us with substantiation for your statement that ACCO
Brands will be "the world`s largest supplier of branded office products" or revise to state as a belief.

9. Please revise the last sentence of the third paragraph of the cover letter. You should revise to clarify that stockholders will also be exposed to risks related to the spin-off.

Notice of Special Meeting

10. We note the second purpose listed.   Please be advised that we
believe that any adjournments for the purpose of soliciting additional votes is a separate item requiring a vote.


Questions and answers, page Q-1

11. Please clarify here the timing of the GBC`s shareholder vote in regards to the spin-off.

12. Please address, where you deem appropriate, the practical effect for GBC shareholders, in the aggregate, of ceding control of GBC to
ACCO Brands, and becoming minority shareholders of ACCO Brands.

What will GBC stockholders receive in the merger, page Q-1

13. Please disclose the timing when GBC stockholders will receive the right to receive ACCO Brands common stock in relation to the merger.

Have any of GBC`s stockholders already agreed, page Q-1

14. Please disclose here that Lane Industries has granted Fortune
Brands a proxy to vote.

15. In the next amendment, please provide Lane Industries` ownership as of the most recent practical date, and update as necessary.

Regulatory Approval, page 4

16. Please revise to clarify that the Hart-Scott-Rodino waiting period has expired and that there are no further HSR impediments to this transaction.

17. Please advise us supplementally on the status of the international regulatory approvals that you reference.

Interests of Certain Persons in the Merger, page 5

18. Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger.

Disclosure Regarding Forward-Looking Statements, page 14
19. Because ACCO World is not subject to the reporting
requirements of
section 13(a) or section 15(d) of the Securities Exchange Act, the safe harbor provisions of the Private Securities Litigation Reform Act
does not apply to it.   Please delete the reference to the Act or
make
clear that the Act does not apply.


The number of shares... Acco World or GBC businesses, page 16

20. Please expand your discussion here to explain why this risk may be important to stockholders. You may wish to include an example to illustrate possible adverse effects.

Acco Brands will be subject... operational flexibility, page 20

21. Please discuss with greater specificity the burden that you will encounter in satisfying your financial covenants. To this end, we encourage you to disclose particular covenants that you currently or may in the future have difficulty meeting and show how you currently meet those covenants so that investors can assess the risk.

Background of the Merger, page 28

22. Please provide more detail concerning the strategic alternatives considered by GBC, including details of the January 28, 2004, February
26, 2004 and March 30, 2004 meetings. Disclose why any strategic alternatives were not pursued. For those alternatives pursued, please disclose why they were deemed inferior to the merger with ACCO World.
Please explain at what point it was determined to only pursue the merger with ACC World.

23. Please disclose any contacts or discussions between GBC and Fortune Brands between the June 23, 2004 meeting and the August
12,
2004 meeting.

24. Please provide more background information on how the exchange ratio was determined.

25. Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction. Also, provide us a copy of the engagement letters.

GBC`s Reasons for the Merger, page 34

26. Please revise into two lists: one of factors that the board believed favored the merger; the other, of factors that did not favor the merger.

Fortune Brands` Reasons for the Spin-Off and the Merger, page 36

27. Please revise into two lists: one of the factors that the board believed favored the spin-off and merger; the other, of factors that did not favor the merger. If the board did not consider any negative factors, so state. If necessary, discuss the spin-off and merger separately.

Opinions of GBC`s financial Advisors, page 38

28. To the extent Goldman Sachs relied on management projections from
ACCO Brands in their analyses, these projections should be disclosed in the filing.

29. We suggest that you take each of the analyses to the next step.
In other words, discuss what the numbers you disclose mean and how they impact or relate to the determination that the exchange ratio is fair. We offer some additional guidance in our comments below.

30. Refer to the financial analyses on pages 40 - 49. For each analysis, please explain what each of the calculations included in the analysis mean. What are they used to show?

31. Also, for each analysis, indicate what observations or conclusions the GBC board reached with respect to the information these calculations provide.

The Merger Agreement, page 59

Merger Consideration, page 59

32. We note the statement that the GBC shareholders will have the right to receive one share of "fully paid and non-assessable" common stock. This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it. Revise throughout as necessary.

Treatment of Stock Options, page 59

33. Supplementally explain to us how you plan to record the value of the stock options exchanged for stock options of Fortune Brands and
General Binding. Please consider the guidance set forth in paragraphs
83-85 of FIN 44 in formulating your response.

34. Please advise us supplementally if you are relying on an exemption for the conversion of the GBC stock options to ACCO Brands stock options.


The Spin-off Transaction, page 70

Manner of Effecting the Spin-Off, page 70
35. Please refer to Staff Legal Bulletin No. 4, Division of
Corporation Finance, which is available on our website
(www.sec.gov).
Confirm that to the sale of the fractional sales:

* the distribution agent will make the sales in the open market;
* the agent will in its sole discretion determine when, how, through which dealer, at what prices to make its sales;
* the agent and the broker-dealer it uses are not affiliates of ACCO
World or Fortune Brand.

Financing of ACCO Brands Corporation, page 80

New Bank Facility and Notes, page 80

36. Please file the commitment letters as exhibits or advise.

37. Please advise us of the timing of the proposed Notes issuance, if possible, and whether you have decided if it will be a public or private offering.

Certain United States Federal Income Tax Consequences of the Spin-off and the Merger, page 82

38. Please revise to delete your characterization of the tax consequences as a "summary" on pages 82 and 85 and elsewhere as necessary.

39. On page 85, please delete the phrase "intended for general information only."

40. On page 85, replace the language stating investors "should consult" with their own tax advisors with language suggesting or encouraging them to do so.

Products, page 90

41. Please indicate whether ACCO World is dependent upon one or a few major customers. We note your disclosure on page 20.

Management`s Discussion and Analysis

Basis of Presentation, page 104

42. We note from your disclosure here and elsewhere in your filing that you have been allocated interest expense amounting to approximately $10.4 million, $9.5 million, and $13.2 million in 2004,
2003, and 2002, respectively, based upon the ratio of ACCO net assets to the net assets of Fortune Brands. We also note from your Consolidated Statement of Stockholders` Equity on page F-6 that you have made significant net transfers to your parent company in each of the last three fiscal years and that no parent company debt has been allocated to your balance sheet. Given that it appears you have been providing cash flow from your operations to help finance parent company operations, please explain to us how you determined it was reasonable to be allocated a portion of parent company interest expense. We may have further comment on your response.

Liquidity and Financial Position, page 111

43. Expand your disclosure to discuss the expected impact of the pending transactions on the sufficiency of your resources to meet obligations as they become due. See Item 303(a)(1) of Regulation
S-K.

Commitments and Contingencies

Table of Contractual Obligations, page 114

44. We note that you have included a table of contractual obligations as of December 27, 2004. We also note that your capital structure and long term debt obligations will change significantly as a result of the pending transactions. Accordingly, please revise your presentation to also include a pro forma table of contractual obligations accounting for the $625 million dividend payable to your parent as well as the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

Management of Acco Brands, page 126

45. Please provide 5-year biographies for each of the directors of ACCO Brands.

Rights Agreement, page 142

46. Please advise us if each current holder of Fortune Brands will receive a right in connection with the spin-off or just current
ACCO
World holders prior to the spin-off.

Related Party Transactions

47. Please include disclosure regarding related party transactions in accordance with Item 404 of Regulation S-K. Your disclosure should address the current transaction as well as the arrangements you have in place to protect investors in the case of future related party transactions.

Financial Statements

Customer Program Costs, page F-10

48. Supplementally explain to us why you have accounted for the cost of cooperative advertising as a reduction of net sales. Include in your response a description of the items you consider "cooperative advertising" and your basis in GAAP for deducting these items from net sales. We may have further comment on your response.

Note 4. Income Taxes, page F-18

49. We note from your rate reconciliation that you released $3.7 million in valuation allowance in 2004. It is unclear from your current disclosure why you believe this release is appropriate. It is also unclear whether the amount released comprised the entire valuation allowance or only a portion thereof. Specifically, it appears you have presented deferred tax assets net of the valuation allowance as no valuation allowance appears in the table on page F-19, but the rate reconciliation includes the amount attributable to the release of a valuation allowance. Please revise your disclosure to discuss the facts and circumstances supporting the release of the valuation allowance and revise your tabular disclosure, as necessary, to comply with paragraph 43 of SFAS 109.

50. Supplementally explain to us how you have considered SAB Topic 1.B.1, question 3, in your allocation of deferred tax assets from Fortune Brands.

Note 12. Information on Business Segments, page F-26

51. It is unclear from your disclosure how your identification of operating segments and aggregation of such segments into reporting segments meets the criteria of paragraphs 10 and 17, respectively, of
SFAS 131. Specifically, it appears some of your segments are geographically based while others are product based. Supplementally explain to us and revise your disclosure to indicate how you identified operating segments and how you aggregated these segments in accordance with SFAS 131. We may have further comment on your response.

52. As a related matter, supplementally explain to us how you plan to identify and aggregate operating segments and reporting segments of
ACCO Brands, the combined entity.


Proxy Card

53. Please advise us why you do not need to unbundle and provide a separate vote for some of the changes to stockholder rights for GBC shareholders, for instance in regards to the availability of action by written consent or changes for the Class B common shareholders. Refer to Rule 14a-4(a)(3) and Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004), available on our website.

Other

54. Please provide us with a draft of your legal opinion with your next amendment.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 551-3304 or David
Humphrey
at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,



Susan Block
Attorney-Advisor
cc:	Via Facsimile
	Mr. Robert Colby, Esq.
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Acco World Corporation
June 13, 2005
Page 1